Exhibit 99.3
FORM OF INSTRUCTIONS FOR USE OF
AZURE POWER GLOBAL LIMITED
SUBSCRIPTION RIGHTS CERTIFICATES
CONSULT THE INFORMATION AGENT,
YOUR BANK OR BROKER AS TO ANY
QUESTIONS
The following instructions relate to a Rights Offering (the “Rights Offering”) by Azure Power Global Limited, a Mauritius company (the “Company”), of equity shares, par value $0.000625 per share (the “Equity Shares”), pursuant to non-transferable subscription rights (the “Rights”) distributed to all holders of record (“Record Holders”) of Equity Shares, as of 5:00 pm Eastern Time on January 6, 2022 (the “Record Date”) as described prospectus supplement, dated December 27, 2021 (together with the accompanying base prospectus, dated December 10, 2021, the “Prospectus”).
As described in the accompanying Prospectus, each Record Holder will receive one Right for every Equity Share owned of record as of 5:00 p.m. Eastern Time on the Record Date. In the Rights Offering, the Company is offering up to an aggregate of 15,828,917 Equity Shares pursuant to the Prospectus. Each Right will allow the holder thereof to subscribe for 0.3275 Equity Shares (the “Basic Subscription Right”) at the subscription price of $15.79 per whole Equity Share (the “Subscription Price”). Fractional Rights will not be issued. Fractional Rights will be rounded down to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers 15,828,917 Equity Shares in the Rights Offering. As an example, if you owned 1,000 Equity Shares as of the Record Date, you would receive 1,000 Rights pursuant to your Basic Subscription Right, and you would have the right to purchase 327 Equity Shares in the Rights Offering pursuant to your Basic Subscription Right. See “The Rights Offering — Basic Subscription Rights” in the Prospectus.
The Rights will expire, if not exercised, by 5:00 p.m. Eastern Time on January 24, 2022 (the “Expiration Date”), unless extended by the Company. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by Computershare Trust Company, N.A. (the “Subscription Agent”) after 5:00 p.m. Eastern Time on the Expiration Date, regardless of when the documents relating to such exercise were sent. If the Company’s board of directors extends the Rights Offering, the Company will issue a press release notifying shareholders of the extension of the expiration date as promptly as practical, but in no event later than 9:00 a.m. Eastern Time on the next business day following the most recently announced Expiration Date.
The Rights are evidenced by a non-transferable subscription rights certificate (a “Subscription Rights Certificate”) registered in your name or the name of your nominee. Each beneficial owner of Equity Shares registered in your name or the name of your nominee is entitled to one Right for every Equity Share owned by such beneficial owner as of the Record Date. The Rights are non-transferable. You may not sell, transfer or assign your subscription rights to anyone else. The subscription rights will not be listed on the NYSE or any other stock exchange or market. As a result, if you do not exercise your subscription rights during the course of the subscription period before the Expiration Date, your rights will expire without value.
The number of Rights to which you are entitled is printed on the face of your Subscription Rights Certificate. You should indicate your wishes with regard to the exercise of your Rights by completing the appropriate portions of your Subscription Rights Certificate and returning the certificate to the Subscription Agent pursuant to the procedures described in the Prospectus.
YOUR SUBSCRIPTION RIGHTS CERTIFICATE AND SUBSCRIPTION PRICE PAYMENT, BY PERSONAL CHECK DRAWN UPON A UNITED STATES BANK, MUST BE ACTUALLY RECEIVED BY THE SUBSCRIPTION AGENT ON OR BEFORE 5:00 P.M. EASTERN TIME, ON THE EXPIRATION DATE. ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION RIGHT, SUCH EXERCISE MAY NOT BE REVOKED. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRATION DATE OF THE RIGHTS OFFERING WILL EXPIRE WITHOUT VALUE.

1.
Method of Subscription — Exercise of Rights.

To exercise Rights, complete your Subscription Rights Certificate and send the properly completed and executed Subscription Rights Certificate evidencing such Rights, with any signatures required to be guaranteed so guaranteed, together with payment in full of the Subscription Price for each Equity Share subscribed for pursuant to the Basic Subscription Right, to the Subscription Agent so that it will be actually received by the Subscription Agent on or prior to 5:00 p.m. Eastern Time on the Expiration Date. The Subscription Agent will hold your payment of the Subscription Price in a segregated account with other payments received from other Rights holders until the Company issues your Equity Shares upon completion of the Rights Offering, and after all adjustments have been completed and upon payment of the Subscription Price for such shares. All payments of the Subscription Price must be made in United States dollars for the full number of Equity Shares for which you are subscribing by personal check drawn upon a United States bank payable to Computershare Trust Company, N.A., as subscription agent. Please reference your Subscription Rights Certificate number on your check. Payments will be deemed to have been received by the Subscription Agent only upon receipt by the Subscription Agent of a personal check drawn upon a United States bank.
The Subscription Rights Certificate and payment of the Subscription Price must be delivered to the Subscription Agent by one of the methods described below:
By Mail:
Computershare
Attn: Corporate Actions
P.O. Box 43011
Providence, RI 02940-3011
By Overnight Courier:
Computershare
Attn: Corporate Actions
150 Royall Street, Suite V
Canton, MA 02021
Telephone Number for Confirmation:
Georgeson LLC: 888-607-9107 or + 1 781-575-2137 (for international calls)
Delivery to any address or by a method other than those set forth above will not constitute valid delivery.
If you have any questions, require assistance regarding the method of exercising Rights or require additional copies of relevant documents, please contact the information agent, Georgeson LLC, at:
888-607-9107 or + 1 781-575-2137 (for international calls)
When making arrangements with your bank or broker for the delivery of funds on your behalf, you may also request such bank or broker to exercise the Subscription Rights Certificate on your behalf.
If the aggregate Subscription Price paid by you is insufficient to purchase the number of Equity Shares subscribed for, or if no number of Equity Shares to be purchased is specified, then you will be deemed to have exercised your Rights under the Basic Subscription Right to purchase Equity Shares to the full extent of the payment tendered.
If the aggregate Subscription Price paid by you exceeds the amount necessary to purchase the number of Equity Shares for which you have indicated an intention to subscribe, then the remaining amount will be returned to you by mail, without interest or deduction, promptly after the expiration date and after all adjustments contemplated by the terms of the Rights Offering have been effected.
2.
Issuance of Equity Shares.

Promptly following the expiration of the Rights Offering, and the valid exercise of Rights pursuant to the Basic Subscription Right, and after all adjustments contemplated by the terms of the Rights Offering have been effected, the following deliveries and payments will be made to the address shown on the face of your subscription Rights certificate, or, if you hold your shares in book-entry form, such deliveries and payments will be in the form of a credit to your account, unless you provide instructions to the contrary in your subscription Rights certificate. The Subscription Agent will deliver to each exercising Rights holder the number of Equity Shares purchased pursuant to the Basic Subscription Right. See “The Rights Offering — Basic Subscription Rights” in the Prospectus.
3.
Non-Transferable Rights.

The subscription rights are not transferable. You may not sell, transfer or assign your subscription rights to anyone else. The subscription rights will not be listed on the NYSE or any other stock exchange or market. As a result, if you do not exercise your subscription rights during the course of the subscription period before the Expiration Date, your rights will expire without value.
4.
Fees and Expenses

The Company will pay all customary fees and expenses of the Subscription Agent and the information agent related to their acting in such roles in connection with the Rights Offering. The Company has also agreed to indemnify the Subscription Agent and the information agent from certain liabilities that they may incur in connection with the Rights Offering.
5.
Execution.

a.
Execution by Registered Holder.   The signature on the Subscription Rights Certificate must correspond with the name of the registered holder exactly as it appears on the face of the Subscription Rights Certificate without any alteration, enlargement or change. Persons who sign the Subscription Rights Certificate in a representative or other fiduciary capacity on behalf of a registered holder must indicate their capacity when signing and, unless waived by the Subscription Agent in its sole and absolute discretion, must present to the Subscription Agent satisfactory evidence of their authority so to act.

b.
Execution by Person Other than Registered Holder.   If the Subscription Rights Certificate is executed by a person other than the holder named on the face of the Rights certificate, proper evidence of authority of the person executing the Subscription Rights Certificate must accompany the same unless, for good cause, the Subscription Agent dispenses with proof of authority.

c.
Signature Guarantees.   If you are neither a registered holder (or signing in a representative or other fiduciary capacity on behalf of a registered holder) nor an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, your signature must be guaranteed by such an eligible institution.

6.
Method of Delivery to Subscription Agent.

The method of delivery of Subscription Rights Certificates and payment of the Subscription Price to the Subscription Agent will be at the election and risk of the Rights holder, and it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and the clearance of payment prior to 5:00 p.m. Eastern Time on the Expiration Date.
7.
Special Provisions Relating to the Delivery of Rights through the Depository Trust Company.

In the case of Rights that are held of record through The Depository Trust Company (“DTC”) or are held in “street name” with DTC participants, exercises of the Basic Subscription Right may be effected by instructing DTC to transfer Rights from the DTC account of such holder to the DTC account of the subscription agent, together with certification as to the aggregate number of Rights exercised and the number of Equity Shares thereby subscribed for under the Basic Subscription Right by each beneficial owner of Rights on whose behalf such nominee is acting, and payment of the Subscription Price for each Equity Share subscribed for pursuant to the Basic Subscription Right. See the Company’s “Letter to Stockholders Who Are Record Holders” and the “Form of Nominee Holder Certification.”

8.
Determinations Regarding the Exercise of Your Rights.

The Company will decide, in its sole discretion, all questions concerning the timeliness, validity, form, and eligibility of the exercise of your Rights. Any such determinations by the Company will be final and binding. The Company, in its sole discretion, may waive, in any particular instance, any defect or irregularity or permit, in any particular instance, a defect or irregularity to be corrected within such time as the Company may determine. The Company will not be required to make uniform determinations in all cases. The Company may reject the exercise of any of your Rights because of any defect or irregularity. The Company will not accept any exercise of Rights until all irregularities have been waived by the Company or cured by you within such time as the Company decides, in its sole discretion.
Neither the Company, the subscription agent, nor the information agent will be under any duty to notify you of any defect or irregularity in connection with your submission of subscription Rights certificates, and the Company will not be liable for failure to notify you of any defect or irregularity. The Company reserves the right to reject your exercise of Rights if it determines that your exercise is not in accordance with the terms of the Rights Offering, as set forth in the Prospectus and these instructions, or in proper form. The Company will also not accept the exercise of your Rights if the issuance of Equity Shares to you could be deemed unlawful under applicable law.
9.
Overseas Shareholders

In respect of overseas shareholders and Rights holders, you will be expected to make the representation that you have complied with the restrictions set forth in the section entitled “Overseas Shareholders” in the Prospectus.